Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 24, 2007

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on April 24, 2007, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated April 23, 2007

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
April 24, 2007	Name: Title:	Wan Feng Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock code: 2628)

Clarification Announcement and Resumption of Trading

There were recent press reports relating to the proposed listing of the Company’s controlling shareholder, China Life Insurance (Group) Company (“CLIC”). The board of directors of the Company (the “Board of Directors”) has received a written reply from CLIC that there is currently no arrangement or timetable for the listing of CLIC.

At the request of the Company, trading in the shares of the Company was suspended with effect from 10:00 a.m. on April 23, 2007 pending publication of this announcement. An application has been made to The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) for the resumption of trading in the shares of the Company with effect from 9:30 a.m. on April 24, 2007.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”).

There were recent press reports relating to the proposed listing of the Company’s controlling shareholder, CLIC. The Board of Directors has made an enquiry in writing to CLIC in respect thereof and received a written reply that there is currently no arrangement or timetable for the listing of CLIC.

The Company also confirms that save as disclosed above and in the Company’s announcement dated April 23, 2007 in relation to its 2007 First Quarter Report, the Board of Directors is not aware of any matter which is discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

At the request of the Company, trading in the shares of the Company was suspended with effect from 10:00 a.m. on April 23, 2007 pending publication of this announcement. An application has been made to the Stock Exchange for the resumption of trading in the shares of the Company with effect from 9:30 a.m. on April 24, 2007.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the Board of Directors comprises:

Executive directors:	Yang Chao, Wan Feng
Non-executive directors:	Shi Guoqing, Zhuang Zuojin
Independent non-executive directors:	Long Yongtu, Sun Shuyi, Ma Yongwei,
Chau Tak Hay, Cai Rang, Ngai Wai Fung

Hong Kong, April 23, 2007